1550 West McEwen Drive, Suite 500 Franklin, TN 37067
August 2, 2022

Mr. Charles Eastman and Ms. Claire Erlanger

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kaiser Aluminum Corporation

Form 10-K for the year ended December 31, 2021

Form 8-K filed April 20, 2022

File No. 1-09447

Dear Mr. Eastman and Ms. Erlanger:

On behalf of Kaiser Aluminum Corporation (the “Company”), I am writing to respond to your letter dated July 21, 2022, containing comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in regard to the above-referenced filing.

For ease of reference, I have included the text of the Staff’s comments in bold-face type below, followed in each case by the Company’s response.

Form 10-K for the Year Ended December 31, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Fiscal 2021 Summary

Cost of Products Sold, page 32

1.

We note you disclose ‘higher hedged metal prices’ as a driver of increased cost of products sold. You further disclose that the “increase in net manufacturing conversion and other costs was primarily due to the addition of Packaging and additional overhead associated with the related increase in volume, as well as higher labor, energy, freight, benefit and metal cost driven by supply chain inefficiencies, inflation and labor shortages.” In future filings, please expand to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company. In addition, please also identify initiatives planned or taken, if any, to mitigate inflationary pressures.

Mr. Eastman and Ms. Erlanger

Securities and Exchange Commission

August 2, 2022

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that in future filings, we will identify the principal factors contributing to the inflationary pressures the Company has experienced and clarify the resulting impact to the Company and identify initiatives planned or taken, if any, to mitigate inflationary pressures. We further respectfully advise the Staff that we addressed these items in our form 10-Q for the quarter ended June 30, 2022 (the “Form 10-Q”), which was filed on July 27, 2022. In “Consolidated Results of Operations”, discussing the Cost of goods sold, we disclosed that, for the quarter ended June 30, 2022: “The $70.2 million increase in net manufacturing conversion and other costs reflected: (i) a $28.8 million increase related to lower utilization of scrap, or recycled aluminum, and higher alloy input costs per unit of production, which includes the majority of the US Mag and Alcoa Corporation operational issues as discussed in ‘Metal and Magnesium Supply Chain Issues’; (ii) a $24.3 million increase in manufacturing costs due to lower efficiencies and higher labor costs; (iii) $11.0 million of higher benefits and overhead costs; and (iv) a $5.8 million increase in energy costs.”

Additionally, for the six months ended June 30, 2022, we disclose that: “The $247.5 million increase in net manufacturing conversion and other costs reflected: (i) a $139.7 million increase related to higher sales, primarily due to a full six months of shipments during 2022 as a result of our Warrick acquisition, which was completed on March 31, 2021; (ii) $59.3 million of additional overhead associated with the increase in Packaging related volume, as well as higher energy, freight, and metal costs driven by inflation, transportation bottlenecks and supply chain inefficiencies; and (iii) $41.9 million of higher benefits and overhead costs. Principal factors contributing to our inflationary pressures include supply chain disruptions, labor shortages and geopolitical factors.”

Furthermore, we have included in the Form 10-Q the following descriptions of actions taken to mitigate inflationary pressures: In “Consolidated Results of Operations,” discussing Net sales, we disclosed that: “The average realized sales price per pound reflected a $0.47/lb (37%) increase in average Hedged Cost of Alloyed Metal price per pound and an $0.18/lb (19%) increase in VAR per pound reflecting higher pricing and surcharges to offset higher inflationary and commodity related costs.” Additionally, in “Highlights of the quarter ended June 30, 2022,” we state that one of the quarter highlights was: “Higher pricing largely mitigating inflationary and commodity costs.”

Selected Operational and Financial Information, page 33

2.

We note your disclosure of Value Added Revenue or “VAR” which appears to be calculated as Net Sales less Hedged Cost of Alloyed Metal. We also note from your disclosure on page 30 that Hedged Cost of Alloyed Metal refers to the cost of aluminum at the average Midwest Transaction Price plus the cost of alloying elements and any realized gains and/or losses on settled hedges related to the metal sold in the reference period. Please clarify the nature of the items included in the Hedged Cost of Alloyed Metal. In doing so, specify if the entire amount represents true pass-through costs to the customer and clarify, if true, that this amount has no impact on the dollar amount of your gross profit. In this regard we note your disclosures on page 9 and elsewhere in your filing that you “generally” are able to pass through costs of aluminum and other alloyed metals. Please advise.

Mr. Eastman and Ms. Erlanger

Securities and Exchange Commission

August 2, 2022

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that, with regard to VAR, the intent is to reflect the pass through of our actual metal cost to our customers, as such, historically, our profitability has generally remained neutral to metals pricing. As described in the Form 10-K under “Pricing, Metal Price Risk Management and Hedging” on page 9, we have three principal pricing mechanisms for aluminum and one for alloys: (i) spot pricing based on the Midwest Transaction Price (“MWTP”) /lb. cost for aluminum in effect at the time of shipment to a customer; (ii) index-based pricing that incorporates a monthly index-based price for primary aluminum, such as the average MWTP/lb.; (iii) firm pricing for certain customers who commit to volumes and timing of delivery; and (iv) pricing adders and surcharge mechanisms to help offset our cost of alloys.

In “Business Overview” on pages 3 and 4 of the Form 10-K, we further disclose that we generate our value on the conversion process, earning profit predominately from the conversion of aluminum into semi-fabricated mill products. This process includes: (i) how we use and mix scrap that sells at a discount to MWTP; (ii) alloy short and long-term contract arrangements we enter into; (iii) the blending of such scrap and alloys with primary aluminum, both of which may create a gain or a loss depending on the mix of scrap; and (iv) other billet and ingot premiums we may incur. As a result, we may incur either metal profits or losses based on how well we manage the purchase and usage of the various metal inputs but, given our use of index pricing in sales to our customers, the amount of profit or loss we generate though such management is generally neutral to metals pricing, itself.

Notes to the Financial Statements

Note 9. Debt and Credit Facility, page 78

3.

Please revise to include disclosure of the combined aggregate amount of maturities and sinking fund requirements for all long-term debt borrowings for each of the five years following the date of the latest balance sheet presented. See guidance in ASC 470-10-50-1.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that our outstanding Senior Notes are due in June of 2031 and in March of 2028, at which point we are required to make 100% of the principal payments, as disclosed in “Note 9. Debt and Credit Facility”, on page 78 of the Form 10-K. As a result, no principal payments on long-term debt borrowings are due within the next five years from the balance sheet date. Additionally, our Senior Notes do not require us to make any mandatory redemptions or sinking fund payments. We further advise the Staff that we will disclose that our Senior Notes do not require us to make any mandatory redemptions or sinking fund payments in our future filings to the extent applicable, and that we have done so in the Form 10-Q.

Mr. Eastman and Ms. Erlanger

Securities and Exchange Commission

August 2, 2022

Form 8-K filed April 20, 2022

Exhibit 99.1

First Quarter 2022, page 2

4.

It appears that management has given your non-GAAP measure, Adjusted EBITDA greater prominence than the comparable GAAP measure as you are discussing Adjusted EBITDA before reported net income in both the Management Summary section and the First Quarter 2022 discussion of your earnings release. Please revise future filings to give greater or equal prominence to the GAAP measures. Refer to Instruction 2 of Item 2.02 of Form 8-K, Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division of Corporation Finance C&DIs on Non-GAAP Financial Measures.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that the comparable GAAP measure, Net income, is included in the headline section of the document, “First Quarter 2022 Highlights” prior to any presentation of Adjusted EBITDA. In future filings, however, we will present comparable GAAP measures with greater or equal prominence to non-GAAP measures in subsequent earnings release sections.

If you have any additional questions regarding the foregoing, please do not hesitate to contact me at (629) 252-7023 or by email at neal.west@kaiseraluminum.com.

Very truly yours,

/s/ Neal E. West
Neal E. West

cc:	John M. Donnan, Kaiser Aluminum Corporation

Cherrie Tsai, Kaiser Aluminum Corporation